==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                    FORM 11-K
               (Mark One)
                   [ ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

    For the period from inception (October 1, 1997) through December 31, 1997

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from     to

                      ------------------------------------

                         Commission file number 0-26058

                           SOURCE SERVICES CORPORATION
                          401K PLAN AND PROFIT SHARING
                             RETIREMENT SAVINGS PLAN

                           5580 LBJ Freeway Suite 300
                                Dallas, TX 75240

Name of issuer of the securities held pursuant to the plan:

                           ROMAC INTERNATIONAL, INC.
                           120 WEST HYDE PARK PLACE
                           SUITE 150
                           TAMPA, FLORIDA                         33606
                (Address of principal executive offices)        (zip-code)

==============================================================================

SOURCE SERVICES CORPORATION

401(K) AND PROFIT SHARING
RETIREMENT SAVINGS PLAN

FOR THE PERIOD FROM INCEPTION
(OCTOBER 1, 1997) THROUGH
DECEMBER 31, 1997

SOURCE SERVICES CORPORATION
401(K) & PROFIT SHARING RETIREMENT SAVINGS PLAN


INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Report of Independent Accountants                                                  2

Financial Statements:

         Statement of Net Assets Available for                                     3
         Plan Benefits, with Fund Information,
         at December 31, 1997

         Statement of Changes in Net Assets Available                              4
         for Plan Benefits, with Fund Information, for
         the Period from Inception (October 1, 1997)
         through December 31, 1997

Notes to Financial Statements                                                   5-10

Supplemental Schedules:

         Schedule of Assets Held for Investment Purposes                          11

         Schedule of Reportable Transactions (in excess of                        12
         5 percent of current value of plan assets)






Other schedules required by Section 2520.103 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been presented because they were not applicable, and thus not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
   of the Source Services Corporation 401(k) and Profit Sharing Retirement Savings Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Source Services Corporation 401(k) and Profit Sharing Retirement Savings Plan at December 31, 1997, and the changes in net assets available for plan benefits for the period from inception (October 1, 1997) through December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP

Dallas, Texas
June 19, 1998

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                       December 31, 1997
                              ---------------------------------------------------------------------------------------------------
                                         Merrill Lynch
                                           Retirement   MFS Total    Alliance   Alliance  Templeton  Merrill Lynch  Merrill Lynch
                                         Preservation    Return    Growth and    Quasar    Foreign      Special       Corporate
                              Cash Fund      Trust        Fund     Income Fund    Fund       Fund      Value Fund     Bond Fund
                              ---------  -------------  ---------  -----------  --------  ---------  -------------  -------------

Investments at fair value:
 Money market funds                       $6,228,389
 Mutual funds                                          $5,418,434  $17,558,447   $1,582   $8,564,816   $4,551,678      $615,465
 Source Services Corporation
   common stock
 Participant loans

Receivables:
 Employer contributions         17,000         7,885       15,061       34,323    1,244       26,414       30,040         3,689
 Participant contributions                     8,372       14,758       35,704    1,469       26,698       27,268         4,635
 Accrued interest/dividends      1,430
                              --------    ----------   ----------  -----------   ------   ----------   ----------      --------
Net assets available for
 plan benefits                $ 18,430    $6,244,646   $5,448,253  $17,628,474   $4,295   $8,617,928   $4,608,986      $623,789
                              ========    ==========   ==========  ===========   ======   ==========   ==========      ========



                                                          December 31, 1997
                                     -------------------------------------------------------
                                          Source
                                          Services
                                         Corporation
                                         Common Stock           Loan Fund            Total
                                         ------------           ---------            -----
Investments at fair value:
 Money market funds                                                                 6,228,389
 Mutual funds                                                                      36,710,422
 Source Services Corporation
   common stock                          $75,171,960                               75,171,960
 Participant loans                                             $    6,138               6,138

Receivables:
 Employer contributions                          369                                  136,025
 Participant contributions                       552                                  119,456
 Accrued interest/dividends                                                             1,430
                                         -----------           ----------        ------------
Net assets available for
 plan benefits                           $75,172,881           $    6,138        $118,373,820
                                         ===========           ==========        ============





The accompanying notes are an integral part of these financial statements.

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                              For the period from inception (October 1, 1997) through December 31, 1997
                               -----------------------------------------------------------------------------------------------------
                                          Merrill Lynch
                                            Retirement    MFS Total     Alliance   Alliance  Templeton  Merrill Lynch  Merrill Lynch
                                          Preservation     Return     Growth and    Quasar    Foreign      Special       Corporate
                               Cash Fund      Trust         Fund      Income Fund    Fund       Fund      Value Fund     Bond Fund
                               ---------  -------------   ---------   -----------  --------  ---------  -------------  -------------
Additions:

Transfer from terminated
 plans (Note 2)                            $6,046,498    $5,155,267   $17,249,710            $8,962,242   $4,753,641     $562,389

Investment income:
 Interest/dividends             $ 1,430        86,198       469,606     2,233,760               879,091      261,183       10,241
 Loan interest                                                                 89                    71           18
 Net appreciation
  (depreciation) in market
  value of investments                                     (374,219)   (2,392,101) $    31   (1,636,182)    (869,466)       3,922

Participant loan repayment                                                    256                   205           51

Contributions:
 Employer                        17,000        58,875       111,935       302,938    1,736      237,535      267,671       26,036
 Employee                                      53,075        85,664       233,822    2,528      174,966      195,888       21,201
                                -------    ----------    ----------   -----------   ------   ----------   ----------     --------
Net increase                     18,430     6,244,646     5,448,253    17,628,474    4,295    8,617,928    4,608,986      623,789

Net assets available for plan
 benefits, inception
 (October 1, 1997)                   --            --            --            --       --           --           --           --
                                -------    ----------    ----------   -----------  -------   ----------   ----------     --------
Net assets available for plan
 benefits, end of year          $18,430    $6,244,646    $5,448,253   $17,628,474  $ 4,295   $8,617,928   $4,608,986     $623,789
                                =======    ==========    ==========   ===========  =======   ==========   ==========     ========



                                          For the period from inception (October 1, 1997)
                                                   through December 31, 1997
                                          ----------------------------------------------------
                                          Source
                                          Services
                                         Corporation
                                         Common Stock           Loan Fund             Total
                                         ------------           ---------          ------------
Additions:

Transfer from terminated
 plans (Note 2)                           $71,261,280              $6,650          $113,997,677

Investment income:
 Interest/dividends                                                                   3,941,509
 Loan interest                                                                              178
 Net appreciation
  (depreciation) in market
  value of investments                      3,910,680                                (1,357,335)

Participant loan repayment                                           (512)

Contributions:
 Employer                                         369                                 1,024,095
 Employee                                         552                                   767,696
                                         ------------           ---------          ------------
Net increase                               75,172,881               6,138           118,373,820

Net assets available for plan
 benefits, inception
 (October 1, 1997)                                  -                   -                     -
                                         ------------           ---------          ------------

Net assets available for plan
 benefits, end of year                    $75,172,881              $6,138          $118,373,820
                                         ============           =========          ============




The accompanying notes are an integral part of these financial statements.

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
1.   MERGER OF SOURCE SERVICES CORPORATION AND ROMAC INTERNATIONAL, INC.

     Effective April 20, 1998, the sponsor of the Source Services Corporation 401(k) and Profit Sharing Retirement Savings Plan (the "Plan"), Source Services Corporation (the "Company"), consummated a merger with Romac International, Inc. ("Romac"), with Romac being the surviving entity. In connection with the merger, all outstanding shares of the Company's common stock, including shares held by the Plan, were exchanged for 1.1351 shares of Romac common stock. Additionally, Romac became sponsor of the Plan upon consummation of the merger.

     At December 31, 1997, the Plan held 3,476,160 shares of Company common stock, representing approximately 25% of the Company's outstanding common stock.

2.   DESCRIPTION OF THE PLAN

     The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for more complete information.

     GENERAL

     The Plan, a defined contribution plan, was established on October 1, 1997 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was established effective October 1, 1997, when the Source Services Corporation Profit Sharing Plan and the Source Services Corporation 401(k) Profit Sharing Plan terminated and transferred all investments and investment elections to the Plan.

     The Plan is administered by certain designated members of management of the Company. Merrill Lynch Trust Company of Texas is the trustee and record keeper of the Plan.

     In order to properly reconcile the transfer of assets from the two terminated plans into the Plan, activity in the Plan for the period from inception (October 1, 1997) through December 31, 1997, was frozen except for participant contributions and Company matching contributions.

     ELIGIBILITY

     Each employee who was a participant in the Source Services Corporation Profit Sharing Plan or the Source Services Corporation 401(k) Profit Sharing Plan continued to be a participant in the Plan as of October 1, 1997.

     Employees who were not participants in the two prior plans and thus did not automatically become participants in the Plan are eligible to participate in the Plan after they have completed one year of service and worked for at least 1,000 hours in that year. Eligible employees may enroll in the Plan on the first day of the calendar month following the month during which they become eligible.

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

CONTRIBUTIONS

Participants may contribute up to 15% of their compensation for the year, as defined. For the period from inception (October 1, 1997) through December 31, 1997, the Company matched 100% of the first 2%, 75% of the next 2%, and 50% of the next 2% of eligible salary elected to be contributed by the participant. Beginning January 1, 1998, the Company began matching 100% of the first 3%, and 50% of the next 2% of eligible salary elected to be contributed by the participant.

The Company may at its discretion make profit sharing contributions to the Plan. Such contributions are allocated to individual participant accounts based on compensation.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee's discretion into eight separate investment options as described below:

- The Merrill Lynch Retirement Preservation Trust is a collective trust maintained by Merrill Lynch that seeks to provide preservation of participant's investments, liquidity, and current income that is typically higher than money market funds. The funds invest primarily in a broadly-diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and U.S. government agency securities.

- The MFS Total Return Fund seeks above-average income growth consistent with the prudent employment of capital and may invest up to 20% of its total assets in high-yield securities, as well as 20% of its total assets in foreign and emerging market securities.

- The Alliance Growth & Income Fund seeks income and capital appreciation by investing primarily in dividend-paying common stock of high quality companies.

- The Alliance Quasar Fund seeks growth of capital by investing principally in equity securities issued by predominantly small companies within any industry which fund management believes has capital appreciation potential.

- The Templeton Foreign Fund seeks long term capital growth by investing primarily in stocks and debt obligations of companies and governments outside the United States.

- The Merrill Lynch Special Value Fund seeks long term growth of capital by emphasizing securities of relatively small-market capitalization companies, as well as emerging growth companies, that fund management believe have special investment value, regardless of size.

- The Merrill Lynch Corporate Bond Fund seeks capital appreciation by investing primarily in investment grade corporate fixed-income securities with a maximum remaining maturity of 10 years.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's matching contribution, and allocation of (a) any additional contributions made by the Company and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit

SOURCES SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

to which a participant is entitled is the benefit that can be provided from the participant's accounts. The account balance is reduced for any participant withdrawals.

ROLLOVERS

All employees expected to meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer's qualified retirement plan or a conduit IRA.

VESTING

Participants are immediately vested in their voluntary contributions, rollover contributions, and investment earnings within their respective funds. Company contributions vest at 10%, 30%, and 60% after 2, 3, and 4 years of vesting service, respectively. Company contributions become 100% vested when a participant:

-    Dies
-    Becomes totally disabled for a period not less than 12 months
-    Reaches age 55
-    Completes five years of vesting service

IN-SERVICE WITHDRAWALS

Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

-    Age 59 1/2
-    Financial hardship
-    Withdrawals from profit sharing account

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. However, the trust shall continue until all Participants' accounts have been completely distributed to or for the benefit of the Participants in accordance with the Plan.

LOANS

Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant's highest loan balance outstanding in the twelve months prior to the date of the loan or 50% of the participant's vested account balance. The minimum amount for a loan is $1,000.

Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which the repayment period must not exceed 15 years.

PAYMENT OF BENEFITS

On termination of service, a participant may elect one of the following payment options:

-    Immediate single-sum payment
- Deferred single-sum payment of the vested Profit Sharing account of quota or professional employees. The deferral period is defined as the period beginning with the date such participant terminates employment and ending on the third anniversary thereof or the date such participant dies, incurs a total disability, or attains fifty-five years of age, whichever is earlier.

At December 31, 1997, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants due to the fact that Plan activity was frozen during the period and participants were not allowed to apply for distributions.

FORFEITED ACCOUNTS

Nonvested balances resulting from Company contributions will be forfeited upon the participant's termination and distribution of the participant's vested account balance. In addition, the unvested portion of a terminated participant's account balance shall be forfeited on the last day of the Plan year in which the participant incurred his fifth consecutive one-year break in service and may not be restored upon re-entry into the Plan. Forfeited balances will be used to offset future Company matching contributions.

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3. SUMMARY OF ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The Plan's financial statements are prepared on the accrual basis of accounting.

   USE OF ESTIMATES

   The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the related changes in the net assets available for Plan benefits. Actual results could differ from those estimates.

   VALUATION OF INVESTMENTS

   All investments are carried at market value at December 31, 1997, based on the quoted market price. Loans are carried at cost which approximates market value.

   CONTRIBUTIONS

   Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

   PAYMENT OF BENEFITS

   Benefits are recorded when paid.

   EXPENSES OF PLAN

   All expenses incurred in the administration of the Plan are paid by the Company.

4. INVESTMENTS

   Investments held by the Plan at December 31, 1997 consisted of the following:

                                                                                   CURRENT
                                                                     COST           VALUE
                                                                 -----------    ------------
  Money market funds                                             $ 6,228,389    $  6,228,389
  Mutual funds                                                    41,978,435      36,710,422
  Source Services Corporation common stock                        12,501,621      75,171,960
                                                                 -----------    ------------
                                                                 $60,708,445    $118,110,771
                                                                 ===========    ============

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   The fair value of individual investments representing 5 percent or more of the Plan's net assets at December 31, 1997 was as follows:

       Description of Investment                              Number of Shares         Current Value
       -------------------------                              ----------------         -------------
  Merrill Lynch Retirement Preservation Trust                    6,228,389              $ 6,228,389

  Alliance Growth and Income Fund                                5,501,215               17,558,447

  Templeton Foreign Fund                                           860,785                8,564,816

  Source Services Corporation Common Stock                       3,476,160               75,171,960


5. TAX STATUS OF THE PLAN

   The Company has applied for a favorable letter of determination under section 401(a) of the Internal Revenue Code, but has not received response back from the Internal Revenue Service. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. Generally, contributions to a qualified plan are deductible by the Company when made, earnings from the trust are exempt and participants are not taxed on their benefits until withdrawn from the Plan.

6. FORM 5500

   There are no differences between the amounts included in the financial statements and total assets, liabilities, income, expenses, and changes in net assets reported in the Plan's Form 5500.

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1997
--------------------------------------------------------------------------------

Party in       Identity of Issue, Borrower, Lessor or
Interest                    Similar Party                    Description of Asset       Cost         Market Value
------------------------------------------------------------------------------------------------------------------
           Money Market Funds:
    *       Merrill Lynch Retirement Preservation Trust        6,228,389 shares         $ 6,228,389   $  6,228,389

           Mutual Funds:
            MFS Total Return Fund                                342,505 shares           5,792,653      5,418,434
            Alliance Growth and Income Fund                    5,501,215 shares          19,950,547     17,558,447
            Alliance Quasar Fund                                      58 shares               1,551          1,582
            Templeton Foreign Fund                               860,785 shares          10,200,997      8,564,816
    *       Merrill Lynch Special Value Fund                     233,061 shares           5,421,144      4,551,678
    *       Merrill Lynch Corporate Bond Fund                     53,241 shares             611,543        615,465

           Common Stock:
    *       Source Services Corporation Common Stock           3,476,160 shares          12,501,621     75,171,960

    *      Participant Loans                                                                  6,138          6,138
                                                                                        -----------   ------------

               TOTAL                                                                    $60,714,583   $118,116,909
                                                                                        ===========   ============

SOURCE SERVICES CORPORATION
401(K) AND PROFIT SHARING RETIREMENT SAVINGS PLAN

LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                        NUMBER OF                                          EXPENSE
                                                                     PURCHASES AND                   SELLING     LEASE   INCURRED IN
  IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSETS              SALES      PURCHASE PRICE    PRICE      RENTAL  TRANSACTION
------------------------------------------------------------------------------------------------------------------------------------
Merrill Lynch Trust Company of Texas  Merrill Lynch Retirement              21      $ 6,228,389    $   --      $   --    $      --
                                       Preservation Trust

Merrill Lynch Trust Company of Texas  MFS Total Return Fund                 21        5,792,653        --          --           --

Merrill Lynch Trust Company of Texas  Alliance Growth and Income Fund       21       19,950,547        --          --           --

Merrill Lynch Trust Company of Texas  Templeton Foreign Fund                20       10,200,997        --          --           --

Merrill Lynch Trust Company of Texas  Merrill Lynch Special Value Fund      19        5,421,144        --          --           --

Merrill Lynch Trust Company of Texas  Merrill Lynch Corporate Bond Fund     21          611,543        --          --           --

Merrill Lynch Trust Company of Texas  Alliance Quasar Fund                   4            1,551        --          --           --




                                                                                                CURRENT VALUE
                                                                                                 OF ASSET ON
                                                                                                 TRANSACTION      NET GAIN/
  IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSETS              COST OF ASSET               DATE           LOSS
--------------------------------------------------------------------------------------------------------------------------
Merrill Lynch Trust Company of Texas  Merrill Lynch Retirement             $ 6,228,389            $ 6,228,389      $   --
                                       Preservation Trust

Merrill Lynch Trust Company of Texas  MFS Total Return Fund                  5,792,653              5,792,653          --

Merrill Lynch Trust Company of Texas  Alliance Growth and Income Fund       19,950,547             19,950,547          --

Merrill Lynch Trust Company of Texas  Templeton Foreign Fund                10,200,997             10,200,997          --

Merrill Lynch Trust Company of Texas  Merrill Lynch Special Value Fund       5,421,144              5,421,144          --

Merrill Lynch Trust Company of Texas  Merrill Lynch Corporate Bond Fund        611,543                611,543          --

Merrill Lynch Trust Company of Texas  Alliance Quasar Fund                       1,551                  1,551          --

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          SOURCE SERVICES CORPORATION
                401K AND PROFIT SHARING RETIREMENT SAVINGS PLAN
                                 (Name of Plan)


                         By: /s/  Thomas M. Calcaterra
                            -------------------------------------------------
                            Thomas M. Calcaterra, Chief Financial Officer and Secretary

                            Romac International, Inc., as successor to Source Services Corporation, Administrator of the Plan.



                Date: June 29, 1998

                                 EXHIBIT INDEX
                                 -------------

       Exhibit No.                Description                 Page
       -----------                -----------                 ----
          23           Consent of Independent Accountants      14